No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2024

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. announced its consolidated financial results for the fiscal first quarter ended June 30, 2024.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Sumihiro Takahashi
Sumihiro Takahashi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: August 7, 2024

Consolidated Financial Results for the Fiscal First Quarter Ended June 30, 2024 (IFRS)

August 7, 2024

Company name	: Honda Motor Co., Ltd.
Listing	: Tokyo Stock Exchange
Securities code	: 7267
URL	: https://global.honda/en/investors/
Representative	: Toshihiro Mibe, Director, President and Representative Executive Officer
Inquiries	: Masao Kawaguchi, Head of Accounting and Finance Supervisory Unit Tel. +81-3-3423-1111
Scheduled date to commence dividend payments	: —
Supplemental materials prepared for consolidated financial results	: Yes
Holdings of financial results meeting	: Yes

(Amounts are rounded to the nearest million yen)

1. Consolidated Financial Results for the Three Months Ended June 30, 2024 (from April 1, 2024 to June 30, 2024)

(1) Consolidated operating results (for the three months ended June 30)	(% of change from the same period of the previous fiscal year)

	Sales revenue		Operating profit		Profit before income taxes		Profit for the period		Profit for the period attributable to owners of the parent		Comprehensive income for the period
Three months ended	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%	Yen (millions)	%
June 30, 2024	5,404,858	16.9	484,705	22.9	559,474	8.7	414,327	8.2	394,660	8.7	947,527	-5.9
June 30, 2023	4,624,996	20.8	394,447	77.5	514,924	116.9	382,945	134.1	363,069	143.3	1,006,423	15.6

	Earnings per share attributable to owners of the parent - Basic	Earnings per share attributable to owners of the parent - Diluted
Three months ended	Yen	Yen
June 30, 2024	81.81	81.81
June 30, 2023	73.02	73.02

Explanatory notes:

1.	Basic and diluted earnings per share are calculated based on the profit for the period attributable to owners of the parent.

2.

As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. Basic and diluted earnings per share attributable to owners of the parent are calculated based on the assumption that the stock split had been implemented at the beginning of the previous fiscal year.

(2) Consolidated financial position

	Total assets	Total equity	Equity attributable to owners of the parent	Ratio of equity attributable to owners of the parent to total assets
As of	Yen (millions)	Yen (millions)	Yen (millions)	%
June 30, 2024	31,311,972	13,697,678	13,411,175	42.8
March 31, 2024	29,774,150	13,005,872	12,696,995	42.6

2. Dividends

	Annual dividends per share
	First quarter-end	Second quarter-end	Third quarter-end	Fiscal year-end	Total
	Yen	Yen	Yen	Yen	Yen
Fiscal year ended March 31, 2024	—	87.00	—	39.00	—
Fiscal year ending March 31, 2025	—
Fiscal year ending March 31, 2025 (forecast)		34.00	—	34.00	68.00

Explanatory notes:

1.	Revisions to the forecast of dividends most recently announced: None

2.

As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. The year-end dividend per share for the fiscal year ended March 31, 2024 is based on the number of shares after the stock split and the total annual dividend is disclosed as “ – ”. Based on the number of shares prior to the stock split, the year-end dividend and the total annual dividend for the fiscal year ended March 31, 2024 are expected to be JPY 117.00 per share and JPY 204.00 per share, respectively.

3. Forecast of Consolidated Financial Results for the Fiscal Year Ending March 31, 2025 (from April 1, 2024 to March 31, 2025)

(% of change from the previous fiscal year)

	Sales revenue		Operating profit		Profit before income taxes		Profit for the year		Profit for the year attributable to owners of the parent		Earnings per share attributable to owners of the parent
	Yen (millions)%		Yen (millions)%		Yen (millions)%		Yen (millions)%		Yen (millions)%		Yen
Full-year	20,300,000	-0.6	1,420,000	2.8	1,480,000	-9.9	1,070,000	-9.5	1,000,000	-9.7	210.82

Explanatory note:

Revisions to the forecast of consolidated financial results most recently announced: Yes

*Explanatory notes

(1) Significant changes in the scope of consolidation during the period: None

Newly included:	- companies	(Company name: -)

Excluded:	- companies	(Company name: -)

(2) Changes in accounting policies and changes in accounting estimates

(i)	Changes in accounting policies required by IFRS	:	None
(ii)	Changes in accounting policies due to other reason	:	None
(iii)	Changes in accounting estimates	:	None

(3) Number of issued shares (common shares)

(i)	Number of issued shares at the end of the period (including treasury stock)

As of June 30, 2024	5,280,000,000 shares
As of March 31, 2024	5,280,000,000 shares

(ii)	Number of treasury stock at the end of the period

As of June 30, 2024	457,569,637 shares
As of March 31, 2024	451,092,624 shares

(iii)	Average number of shares outstanding during the period

Three months ended June 30, 2024	4,823,906,086 shares
Three months ended June 30, 2023	4,972,297,953 shares

As of the effective date of October 1, 2023, the Company implemented a three-for-one stock split of its common stock to shareholders as of the record date of September 30, 2023. Number of issued shares at the end of the period (including treasury stock), number of treasury stock at the end of the period and average number of shares outstanding during the period are calculated based on the assumption that the stock split had been implemented at the beginning of the previous fiscal year.

*	Review of the Japanese-language originals of the attached consolidated quarterly financial statements by certified public accountants or an audit firm : None

*	Proper use of earning forecasts, and other special matters

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

Honda’s American Depositary Shares are listed and traded on the New York Stock Exchange. One American Depositary Share represents three common shares.

For supplemental materials prepared for consolidated financial results and other information, please refer to Honda’s Investor Relations website (URL https://global.honda/en/investors/).

Consolidated Financial Results for the Fiscal First Quarter Ended June 30, 2024

1. Overview of Consolidated Financial Results	2
2. Condensed Consolidated Interim Financial Statements and Notes to Condensed Consolidated Interim Financial Statements	3
[1] Condensed Consolidated Statements of Financial Position	3
[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income	4
Condensed Consolidated Statements of Income For the three months ended June 30, 2023 and 2024	4
Condensed Consolidated Statements of Comprehensive Income For the three months ended June 30, 2023 and 2024	5
[3] Condensed Consolidated Statements of Changes in Equity	6
[4] Condensed Consolidated Statements of Cash Flows	7
[5] Assumptions for Going Concern	8
[6] Notes to Condensed Consolidated Interim Financial Statements	8

1. Overview of Consolidated Financial Results

Consolidated Operating Results

Honda’s consolidated sales revenue for the three months ended June 30, 2024 increased by 16.9%, to JPY 5,404.8 billion from the same period last year, due mainly to increased sales revenue in Motorcycle business and Automobile business as well as positive foreign currency translation effects. Operating profit increased by 22.9%, to JPY 484.7 billion from the same period last year, due mainly to increased profit attributable to price and cost impacts, which was partially offset by increased expenses. Profit before income taxes increased by 8.7%, to JPY 559.4 billion from the same period last year. Profit for the period attributable to owners of the parent increased by 8.7%, to JPY 394.6 billion from the same period last year.

Consolidated Statements of Financial Position

Total assets as of June 30, 2024 increased by JPY 1,537.8 billion, to JPY 31,311.9 billion from March 31, 2024 due mainly to increased receivables from financial service as well as positive foreign currency translation effects. Total liabilities increased by JPY 846.0 billion, to JPY 17,614.2 billion from March 31, 2024 due mainly to increased financing liabilities as well as positive foreign currency translation effects, which was partially offset by decreased trade payables. Total equity increased by JPY 691.8 billion, to JPY 13,697.6 billion from March 31, 2024 due mainly to increased retained earnings attributable to profit for the period as well as positive foreign currency translation effects.

2. Condensed Consolidated Interim Financial Statements and Notes to Condensed Consolidated Interim Financial Statements

[1] Condensed Consolidated Statements of Financial Position

March 31, 2024 and June 30, 2024

	Yen (millions)
	Mar. 31, 2024	Jun. 30, 2024
Assets
Current assets:
Cash and cash equivalents	4,954,565	4,977,263
Trade receivables	1,240,090	1,143,580
Receivables from financial services	2,558,594	2,776,541
Other financial assets	229,583	192,827
Inventories	2,442,969	2,675,607
Other current assets	446,763	519,421

Total current assets	11,872,564	12,285,239

Non-current assets:
Investments accounted for using the equity method	1,206,968	1,248,365
Receivables from financial services	5,616,676	6,200,507
Other financial assets	968,142	1,020,828
Equipment on operating leases	5,202,768	5,541,058
Property, plant and equipment	3,234,413	3,294,674
Intangible assets	999,689	1,043,662
Deferred tax assets	170,856	152,676
Other non-current assets	502,074	524,963

Total non-current assets	17,901,586	19,026,733

Total assets	29,774,150	31,311,972

Liabilities and Equity
Current liabilities:
Trade payables	1,609,836	1,474,570
Financing liabilities	4,105,590	4,889,382
Accrued expenses	638,319	595,591
Other financial liabilities	340,858	372,129
Income taxes payable	157,410	138,430
Provisions	566,722	578,689
Other current liabilities	904,757	918,723

Total current liabilities	8,323,492	8,967,514

Non-current liabilities:
Financing liabilities	6,057,967	6,162,648
Other financial liabilities	316,919	314,803
Retirement benefit liabilities	284,844	304,119
Provisions	385,001	362,558
Deferred tax liabilities	855,067	921,241
Other non-current liabilities	544,988	581,411

Total non-current liabilities	8,444,786	8,646,780

Total liabilities	16,768,278	17,614,294

Equity:
Common stock	86,067	86,067
Capital surplus	205,073	204,951
Treasury stock	(550,808)	(562,991)
Retained earnings	10,644,213	10,850,417
Other components of equity	2,312,450	2,832,731

Equity attributable to owners of the parent	12,696,995	13,411,175
Non-controlling interests	308,877	286,503

Total equity	13,005,872	13,697,678

Total liabilities and equity	29,774,150	31,311,972

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the three months ended June 30, 2023 and 2024

	Yen (millions)
	Three months ended Jun. 30, 2023	Three months ended Jun. 30, 2024
Sales revenue	4,624,996	5,404,858
Operating costs and expenses:
Cost of sales	(3,627,891)	(4,208,475)
Selling, general and administrative	(404,703)	(495,796)
Research and development	(197,955)	(215,882)

Total operating costs and expenses	(4,230,549)	(4,920,153)

Operating profit	394,447	484,705

Share of profit of investments accounted for using the equity method	42,853	1,434
Finance income and finance costs:
Interest income	32,855	50,089
Interest expense	(9,042)	(12,219)
Other, net	53,811	35,465

Total finance income and finance costs	77,624	73,335

Profit before income taxes	514,924	559,474
Income tax expense	(131,979)	(145,147)

Profit for the period	382,945	414,327

Profit for the period attributable to:
Owners of the parent	363,069	394,660
Non-controlling interests	19,876	19,667

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	73.02	81.81

Condensed Consolidated Statements of Comprehensive Income

For the three months ended June 30, 2023 and 2024

	Yen (millions)
	Three months ended Jun. 30, 2023	Three months ended Jun. 30, 2024
Profit for the period	382,945	414,327
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	6	(5)
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	15,709	(5,332)
Share of other comprehensive income of investments accounted for using the equity method	2,825	(280)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(155)	(31)
Exchange differences on translating foreign operations	581,244	489,146
Share of other comprehensive income of investments accounted for using the equity method	23,849	49,702

Total other comprehensive income, net of tax	623,478	533,200

Comprehensive income for the period	1,006,423	947,527

Comprehensive income for the period attributable to:
Owners of the parent	972,537	914,903
Non-controlling interests	33,886	32,624

[3] Condensed Consolidated Statements of Changes in Equity

For the three months ended June 30, 2023

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2023	86,067	185,589	(484,931)	9,980,128	1,417,397	11,184,250	318,041	11,502,291

Comprehensive income for the period
Profit for the period				363,069		363,069	19,876	382,945
Other comprehensive income, net of tax					609,468	609,468	14,010	623,478

Total comprehensive income for the period				363,069	609,468	972,537	33,886	1,006,423
Reclassification to retained earnings				416	(416)	—		—
Transactions with owners and other
Dividends paid				(99,915)		(99,915)	(53,367)	(153,282)
Purchases of treasury stock			(59,507)			(59,507)		(59,507)
Disposal of treasury stock			394			394		394
Share-based payment transactions		(232)				(232)		(232)

Total transactions with owners and other		(232)	(59,113)	(99,915)		(159,260)	(53,367)	(212,627)

Balance as of June 30, 2023	86,067	185,357	(544,044)	10,243,698	2,026,449	11,997,527	298,560	12,296,087

For the three months ended June 30, 2024

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2024	86,067	205,073	(550,808)	10,644,213	2,312,450	12,696,995	308,877	13,005,872

Comprehensive income for the period
Profit for the period				394,660		394,660	19,667	414,327
Other comprehensive income, net of tax					520,243	520,243	12,957	533,200

Total comprehensive income for the period				394,660	520,243	914,903	32,624	947,527
Reclassification to retained earnings				(38)	38	—		—
Transactions with owners and other
Dividends paid				(188,418)		(188,418)	(54,998)	(243,416)
Purchases of treasury stock			(12,502)			(12,502)		(12,502)
Disposal of treasury stock			319			319		319
Share-based payment transactions		(122)				(122)		(122)

Total transactions with owners and other		(122)	(12,183)	(188,418)		(200,723)	(54,998)	(255,721)

Balance as of June 30, 2024	86,067	204,951	(562,991)	10,850,417	2,832,731	13,411,175	286,503	13,697,678

[4] Condensed Consolidated Statements of Cash Flows

For the three months ended June 30, 2023 and 2024

	Yen (millions)
	Three months ended Jun. 30, 2023	Three months ended Jun. 30, 2024
Cash flows from operating activities:
Profit before income taxes	514,924	559,474
Depreciation, amortization and impairment losses excluding equipment on operating leases	185,697	187,926
Share of profit of investments accounted for using the equity method	(42,853)	(1,434)
Finance income and finance costs, net	(19,992)	(41,502)
Interest income and interest costs from financial services, net	(36,616)	(42,969)
Changes in assets and liabilities
Trade receivables	134,426	136,517
Inventories	29,146	(108,546)
Trade payables	(171,061)	(164,570)
Accrued expenses	(56,526)	(87,424)
Provisions and retirement benefit liabilities	(37,090)	(30,876)
Receivables from financial services	(337,122)	(315,249)
Equipment on operating leases	45,052	(76,747)
Other assets and liabilities	(50,244)	(75,349)
Other, net	(16,099)	5,589
Dividends received	36,332	51,024
Interest received	115,115	181,054
Interest paid	(42,861)	(99,206)
Income taxes paid, net of refunds	(54,106)	(158,975)

Net cash provided by (used in) operating activities	196,122	(81,263)
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(69,208)	(138,790)
Payments for additions to and internally developed intangible assets	(42,127)	(68,623)
Proceeds from sales of property, plant and equipment and intangible assets	1,332	40
Proceeds from sales of subsidiaries, net of cash and cash equivalents disposed of	(2,940)	—
Payments for acquisitions of investments accounted for using the equity method	(36,734)	(831)
Payments for acquisitions of other financial assets	(65,233)	(50,174)
Proceeds from sales and redemptions of other financial assets	88,327	65,778

Net cash used in investing activities	(126,583)	(192,600)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	3,004,472	2,421,185
Repayments of short-term financing liabilities	(2,858,776)	(2,167,488)
Proceeds from long-term financing liabilities	532,895	477,816
Repayments of long-term financing liabilities	(493,899)	(405,841)
Dividends paid to owners of the parent	(99,915)	(188,418)
Dividends paid to non-controlling interests	(20,691)	(23,781)
Purchases and sales of treasury stock, net	(59,113)	(12,183)
Repayments of lease liabilities	(19,738)	(19,342)

Net cash provided by (used in) financing activities	(14,765)	81,948
Effect of exchange rate changes on cash and cash equivalents	225,606	214,613

Net change in cash and cash equivalents	280,380	22,698
Cash and cash equivalents at beginning of year	3,803,014	4,954,565

Cash and cash equivalents at end of period	4,083,394	4,977,263

[5] Assumptions for Going Concern

None

[6] Notes to Condensed Consolidated Interim Financial Statements

[A] Segment Information

Based on Honda’s organizational structure and characteristics of products and services, Honda discloses segment information in four categories: Reportable segments of Motorcycle business, Automobile business and Financial services business, and other segments that are not reportable. The other segments are combined and disclosed in Power products and other businesses. Segment information is based on the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for segment information are consistent with the accounting policies used in the Company’s condensed consolidated interim financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions

Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (SxS) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Power Products and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

Segment information based on products and services

As of and for the three months ended June 30, 2023

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	756,955	2,992,339	773,029	102,673	4,624,996	—	4,624,996
Intersegment	—	39,009	629	6,522	46,160	(46,160)	—

Total	756,955	3,031,348	773,658	109,195	4,671,156	(46,160)	4,624,996

Segment profit (loss)	143,520	176,982	69,528	4,417	394,447	—	394,447

Segment assets	1,793,502	10,669,517	12,374,016	504,694	25,341,729	1,131,628	26,473,357
Depreciation and amortization	17,699	163,159	205,004	3,661	389,523	—	389,523
Capital expenditures	9,727	119,758	553,141	3,143	685,769	—	685,769

As of and for the three months ended June 30, 2024

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Power Products and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	937,687	3,434,612	938,075	94,484	5,404,858	—	5,404,858
Intersegment	—	69,914	1,324	10,402	81,640	(81,640)	—

Total	937,687	3,504,526	939,399	104,886	5,486,498	(81,640)	5,404,858

Segment profit (loss)	177,648	222,840	84,970	(753)	484,705	—	484,705

Segment assets	2,195,414	12,201,278	15,257,512	607,911	30,262,115	1,049,857	31,311,972
Depreciation and amortization	18,293	164,236	218,208	4,218	404,955	—	404,955
Capital expenditures	12,785	146,761	776,953	2,147	938,646	—	938,646

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.

Reconciling items include elimination of intersegment transactions and balances as well as unallocated corporate assets. Unallocated corporate assets, included in reconciling items as of June 30, 2023 and 2024 amounted to JPY 1,276,238 million and JPY 1,330,698 million, respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[B] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.